Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

Telephone (801) 363-7411

Branden T. Burningham, Esq.

Fax (801)355-7126

Bradley C. Burningham, Esq.

          email lwb@burninglaw.com

July 11, 2008

Securities and Exchange Commission

Via EDGAR

Re:

Digitiliti, Inc. Form 10 Registration Statement

CIK 0001411658

Dear Ladies and Gentlemen:

This letter is in response to your comment letter dated June 10, 2008 regarding the above referenced filing.

Response #1 – Introduction: The Company has indicated that these relationships were entered into in the regular course of its business; that the only written instruments are purchase orders or invoices; that none is a reseller for the Company; and that the Company is a standard licensee reseller for Asigra software.  See page 9.

Response #2 – Markets: This information was taken from a December. 2006, Press Release that involved discussions with a representative of Seagate Technology (“Seagate”), a substantial enterprise in the storage solutions industry, and International Data Group (“IDC”), an internationally recognized research of information technology companies and markets.  IDC’s web site is www.idc.com.  A pdf copy of the Press Release is attached hereto as Exhibit A.  The Company has modified this statement to reflect the December, 2006, date, and has indicated its belief that these “label” are still applicable to these markets.  See page 11.

Response #3 – Products: The Company has the details and estimated time table and required expense of the one known planned new storage solution product.  See page 12.

Response #4 - Risk Factors: The Company has reworded the headings on all Risk Factors to reflect the potential risk and has added some additional language where deemed appropriate.  See pages 19 to 27.

Response #5 - Internal Controls: The Company has included the complete requirements of Rule 13a-15(e) and referenced the responsibilities of the Chief Executive Officer.  See page 21.

Response #6 - Internal Controls: The Company has summarized the material weaknesses that management had identified in the body of this Risk Factor.  See page 21.

Response #7 - Duplicate risk factor: The Company deleted the first of such Risk Factors.

Response #8 - Management Discussion and Analysis: The Company has included a discussion of the March 31, 2008, and 2007, quarters in the Results of Operations, and has included a discussion of the common stock valuations performed by the Board of Directors prior to the Storage Merger.  See pages 28 and 29.

Response #9 – Liquidity: The Company has included a discussion of known trends related to its debt financing activities and has included a table of the 12% convertible notes that are outstanding.  See page 32.

Response #10 - Security Ownership: Footnote (1) has been added to each of these to reflect that they include all securities that can be acquired within a 60 day period.  See pages 36 and 37.

Response #11 - -Security Ownership: The addresses of all of these beneficial owners have been inserted.  See pages 36 and 37.

Response #12 - Identification of Officers and Directors: Messrs. Fischer and Ronald G. Wenzel have been removed from this table.  See page 38.

Response #13 - Identification of Officers and Directors: All resumes of directors, executive officers and significant employees have been updated to ensure that each includes information about employment and other experience for at least five years.  See pages 38, 39 and 40.

Response #14 - Executive Compensation: I have confirmed with the Company that there were no services rendered for non-employee directors for which compensation was paid for serving as a director.

Response #15 - Executive Compensation:  Messrs. Ingwersen, Johnson and McDonald have been removed from the Summary Compensation Table.  See page 41.

Response #16 - Certain relationships and Related Transactions: The related party transactions have separately listed under Item 7, but in some instances, regardless of those descriptions, there are cross references where there may be more complete information.  See pages 42 through 46.

Response #17 - Shell Companies: The Company has deleted the sentence that you apparently referenced about Rule 144 and the position of the Securities and Exchange Commission; I was attempting to say something about Footnote 172 to the adopting Securities Act Release respecting Rule 144, not that the Securities and Exchange Commission would not enforce restrictions on resales of shell companies under the Rule.  See page 48.

Response #18 - Financial Statements, General:  The unaudited consolidated financial statements of the Company for the quarter ended March 31, 2008, are contained in Item 12, and follow the audited consolidated financial statements.  Please note the changes to Item 14 respecting a change in the Company’s auditor for fiscal 2008, effective June 10, 2008.  See pages 60 and 81, where each set of consolidated financial statements commences, and the Risk Factor on internal controls on page 20.

Response #19 - Revenue Recognition: These set-up fees are clearly defined in the customer contract and negotiated before execution of the contract (the Company waives these fees quite often). Regardless, per the terms of the customer contracts, these set-up charges are reflected on the customer’s first billing statement (or invoice) and are subsequently paid in routine fashion (net 30 days - like all invoices).  These fees are recognized if and when received and are not considered to be material.

Response #20 – Exhibits: There were no convertible notes issued to M2; M2 introduced certain “accredited investors” to the Company as part of the Company’s 12% Convertible Note Offering.  The 12% Convertible Note and the Forms of A and B Warrants have been attached.  See Item 15 on page 89.

Very sincerely yours,

/s/Leonard W. Burningham

Leonard W. Burningham

LWB/sg

Exhibit A

Press Release regarding Seagate to acquire EVault for $185M.

Seagate to acquire EVault for $185M
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Home > Storage Technology News > Seagate to acquire EVault for $185M

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Seagate to acquire EVault for $185M

By Beth Pariseau, News Writer
21 Dec 2006 | SearchStorage.com

Enterprise IT news roundup

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Seagate Technology announced it has given itself a Christmas present early—a $185 million stocking stuffer in the form of privately held backup services provider EVault, Inc.

EVault will be tucked into the Seagate Services group, which already offers data recovery, online backup and archiving for small and medium businesses (SMBs). Bill Watkins, Seagate CEO, said in a press release that EVault's services would also be aimed at that market.

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However, Seagate's core business—practically its only business—has been as a disk drive manufacturer. Since the acquisition of Maxtor Corp. in an all-stock transaction valued at $1.9 billion last December (a year almost to the day before this announcement), Seagate has been the largest disk manufacturer on the planet.

"It's certainly not a move completely away from our core business," said Woody Monroy, spokesperson for Seagate. "We're looking at ancillary businesses and opportunities to extend our business beyond hardware."

Monroy said that the move isn't unprecedented for Seagate; EVault is the third company Seagate has added to its services subsidiary. In 2005, Seagate purchased Mirra, Inc., a provider of networked digital content protection products for the home and small business markets; and Action Front, a professional in-lab data recovery company.

"They may be looking to offer SMBs and consumers a choice for method of backup and data recovery," said Doug Chandler, program director of storage software and services research for IDC.

Monroy classified the SMB market as "fragmented" and "underserved"; Chandler said it certainly is the former, but Seagate is not without competitors for backup services and products in the SMB space; Spare Backup and SonicWall, formerly Lasso Logic, have already been doing healthy business there.

"It's definitely not a market that's reached critical mass yet," Chandler said.

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Seagate to acquire EVault for $185M

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"Especially with compliance pressures, there are more reasons for users to consider outsourcing their data protection than before."

Chandler said that other big companies like Microsoft and Google were looking to get into this game, but Seagate's advantage might be its relatively blank slate when it comes to data management.

"Though there's pressure to have better backup plans in place for users, there's also more concern around security and turning data over to a third party," Chandler said. "Seagate doesn't have a bad track record and will be identified by most people as a solid, established storage company."

Some analysts said they were surprised by the deal.

"It's like me buying a pizza place—I eat, but otherwise it doesn't have many overt synergies to my business," said Steve Duplessie, founder and analyst with the Enterprise Strategy Group. Duplessie speculated that Seagate may be "trying to stick its toe in the water" of diversifying its business with the acquisition, but said it could also be an attempt to drive up disk capacity to feed its core business by offering a data-creating service.

"The thing that puzzles me there is that any of these service providers were already, by default, Seagate customers," Duplessie said.

"Their line about 'managing and protecting digital content through its lifecycle' [in the press release] suggests it may be a consumer application," said John Webster, principal IT advisor with the Illuminata Group. "Something like family photo albums, digital content people will want to save for years."

"I certainly would not have picked Seagate first among potential bidders for EVault," Chandler said. Arun Taneja, founder and analyst with the Taneja Group, came down on the side of diversification. "For the last two years, Seagate has been doing some work under the covers—word on the street has been that they're looking to be more than just a disk drive supplier."

Taneja predicted that Seagate would be making more moves like this over the next year. "This is just the first volley," he said. "It could be a big change in the industry."

The acquisition is expected to close in the third quarter of Seagate's fiscal year 2007.

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Seagate to acquire EVault for $185M
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http://searchstorage.techtarget.com/news/article/0,289142,sid5_gci1236053,00.html 6/16/2008